Exhibit 99.1

Convenience Translation.

The German language version shall prevail in the event of any dispute or ambiguity.

Spark Networks SE

Munich

ISIN DE000A2E4RU2
ISIN DE000A2G9KZ3
ISIN DE000A2H5188
ISIN US8465171002 (ADR)

Invitation to the Annual General Meeting

We hereby invite our shareholders to the Annual General Meeting of
Spark Networks SE with registered seat in Munich to be held on

Tuesday, 5 June 2018, at 10.00 a.m. (CEST),

at Radisson Blu Hotel, Karl-Liebknecht-Strasse 3, 10178 Berlin.

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I.	AGENDA

1.	Presentation of the adopted Annual Financial Statements for 31 December 2017 and the report of the Administrative Board for the 2017 financial year

The above mentioned documents are available on the Company’s website at

http://investor.spark.net/shareholder-services/annual-meeting and are laid out in the offices of the Company (Kohlfurter Straße 41/43, 10999 Berlin) for inspection by the shareholders from as of the day of the convening of the Annual General Meeting. They will also be sent to the shareholders by e-mail on request. In addition, the said documents will be available at the Annual General Meeting and will be explained in more detail there.

In accordance with the statutory provisions, no resolution of the Annual Generals Meeting is proposed for this agenda item 1 because the Administrative Board has already approved the annual financial statements for the financial year 2017 and the annual financial statements for the financial year 2017 is thereby approved according to Art. 9 ss. 1 c) ii), Art. 10 SE-Regulation in connection with Sec. 172 Stock Corporation Act. Approval of the annual financial statements for the financial year 2017 by the Annual General Meeting is therefore not required according to Art. 9 ss. 1 c) ii), Art. 10 SE-Regulation in connection with Sec. 173 Stock Corporation Act. For the remaining documents referred to under this agenda item, the statutory law provides only for general information to the shareholders but no resolution by the General Meeting.

For information purpose a Form 20-F will be made accessible on the Company’s website which contains consolidated financial information according to US IFRS standards.

2.	Resolution on the discharge of the members of the Administrative Board for the 2017 financial year

The Administrative Board proposes that discharge be granted to the Administrative Board members in office in the financial year 2017 for the said period.

3.	Resolution on the discharge of the Managing Directors for the 2017 financial year

The Administrative Board proposes that discharge be granted to the Managing Directors in office in the financial year 2017 for the said period.

4.	Election of the Auditor for the Financial Statements and for the Consolidated Financial Statements as well as for review of interim reports

KPMG AG Wirtschaftsprüfungsgesellschaft, Niederlassung Leipzig, Münzgasse 2, 04107 Leipzig, will be elected as auditor for the parent-company and consolidated financial statements for the 2018 fiscal year and for any required auditors‘ review of interim financial reports for the 2018 fiscal year and for any auditors review of interim financial reports for the 2019 fiscal year issued before the 2019 Annual General Meeting.

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5.	Resolution on the election of Administrative Board members and substitute members

According to Art. 43 ss. 2 und ss. 3 SE-Regulation and Sec. 23 SE-Implementation Act (SEAG) in connection with Sec. 10 ss. 1 sentence 2 of Articles of Association of the Company in connection with the resolution of the Annual General Meeting on 25 October 2017 (agenda item 6) the Administrative Board of the Company currently consists of seven members elected by the Annual General Meeting. The members of the Administrative Board Clare Johnston and Joshua Keller resigned from office. Two new members are therefore to be elected to the Administrative Board as replacements.

In accordance with the recommendation of the presiding committee, the Administrative Board proposes to elect the following individuals, each with a term beginning from the close of the Annual General Meeting on 5 June 2018 for a period until the close of the Annual General Meeting which resolves on granting discharge to the Administrative Board members for the 2018 fiscal year, however, for a term of six years at the longest, to the Administrative Board of Spark Networks SE:

a)	Cheryl Law, Chairman of the Board of Compare.com, a car insurance comparison site serving US consumers in 49 states, residing in San Francisco, California, USA

b)	Hermione McKee, Chief Financial Officer Wooga GmbH, residing in Berlin, Germany.

On the proposal of the Administrative Board, the following persons are appointed as substitute members for the above proposed members of the Administrative Board:

c)	Laura Lee, digital advisor and senior digital and media executive (self-employed), residing in New York, USA as substitute member for Cheryl Law;

d)	Christian Vollmann, Managing Director Good Hood GmbH, residing in Berlin as substitute member for Hermione McKee.

The substitute members will become members of the Administrative Board if the Administrative Board member as whose substitute they were appointed retires before the end of its regular term of office. His/ her office ends if after the substitution situation has occurred a successor for the withdrawing Administrative Board member is elected by way of a by-election, with the close of the Annual General Meeting in which the by-election is resolved on, otherwise with the end of the remaining term of office of the withdrawing Administrative Board member.

With regard to the Administrative Board members proposed for the election, the following information is provided pursuant to Sec. 125 ss. 1 sentence 5 AktG:

None of the proposed Administrative Board members is a member in another domestic supervisory board the establishment of which is required by law.

The following memberships in comparable domestic or foreign controlling bodies of commercial enterprises exist:

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Nominee	Memberships in comparable domestic or foreign controlling bodies of commercial enterprises

Cheryl Law	n/a

Hermione McKee	n/a

Laura Lee	n/a

Christian Vollmann	Inkitt GmbH; One Week Experience e.V.

In the Administrative Board’s assessment, no personal or professional relationships within the meaning of Section 5.4.1 of the German Corporate Governance Code exist between the proposed candidates and Spark Networks SE, its group companies or the executive bodies of Spark Networks SE, except that Christian Vollmann is an indirect shareholder of Spark Networks SE (via Mercution GmbH) and he is an investor in Sunshine Smile GmbH, a company closely associated with David Khalil, the chairman of the Administrative Board of Spark Networks SE.

The election proposals of the Administrative Board observe statutory requirements as well as the objectives determined by the Administrative Board of Spark Networks SE regarding its composition. The Administrative Board has assured itself with regard to each proposed candidate that the candidate can devote the expected amount of time required to fulfil his/her duties as member of the Administrative Board.

Short CV and further information regarding the Administrative Board candidates can be obtained at the Company’s website at

http://investor.spark.net/shareholder-services/annual-meeting.

It is intended to have the General Meeting of Shareholders decide on the elections to the Administrative Board by way of separate ballot.

6.	Resolution on the amendment to the Articles of Association with regard to the change of the object of the company

To provide legal certainty the holding activity of the company shall be mentioned in Sec. 3 para. 1 AoA as main activity. Therefore the registered object of the company is to be adapted.

Sec. 3 para 1 and 2 AoA of Spark Network SE currently reads as follows:

“(1) The object and purpose of the Company is

-	the operation and the provision of services in particular in the areas of matchmaking, dating and contact initiation;
-	the development, operation and marketing of software, maintenance of networks of contacts, design and creation of computer programs for data processing and tracking;
-	the design and creation of homepages and Internet web sites, communication services and entertainment services;
-	the arranging and conducting of social events, advertising and marketing services and e-commerce activity.

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(2) The Company is entitled to carry out all transactions and actions which are related to the aforementioned lines of business or otherwise appropriate to serve directly or indirectly the objects of the Company.”

The Administrative Board proposes the following resolution:

Sec. 3 para 1 and para 2 AoA of Spark Networks SE is amended to read as follows:

“(1)	The object and purpose of the Company is the investment in as well as the establishment and managing of companies or the administration of equity interests in companies as well as the provision of administrative and holding functions for its affiliated companies that operate in the following business areas or parts thereof:

-	the operation and the provision of services in particular in the areas of matchmaking, dating and contact initiation;
-	the development´, operation and marketing of software, maintenance of networks of contacts, design and creation of computer programs for data processing and tracking;
-	the design and creation of homepages and Internet web sites, communication services and entertainment services;
-	the arranging and conducting of social events, advertising and marketing services and e-commerce activity.

Activities which require approval under the Capital Investment Code (KAGB) or the Banking Act (KWG) are excluded.

(2)	The Company is entitled to carry out itself activities and operations in the aforementioned lines of business. The Company is entitled to carry out all transactions and actions which are related to the aforementioned lines of business or otherwise appropriate to serve directly or indirectly the objects of the Company.”

II.	FURTHER INFORMATION

1.	Total number of shares and voting rights

The Company’s share capital at the time of convocation of this Annual General Meeting amounts to 1,316,866. The capital stock is subdivided into € 1.316.866 registered ordinary shares with no par value, each granting one vote. The total amount of voting rights thus amounts to 1,316,866 voting rights. The Company at the time of the calling of the General Meeting indirectly holds 23,667 of its own shares which do not grant voting rights.

2.	Participation in the General Meeting and exercise of voting rights

Shareholders who are entered in the share register and have given notice in due time to the company of their intention to attend are entitled to participate in the General Meeting and exercise their voting rights. Such notification must be received by the company by no later than 29 May 2018 in writing or in text form (s. Sec. 126b BGB) or by telefax or by e-mail to the following address:

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Spark Networks SE

c/o Link Market Services GmbH

Landshuter Allee 10

80637 Munich

Germany

or by telefax to: +49 (0) 89 210 27 288

or by e-mail to: namensaktien@linkmarketservices.de

Upon receipt of registration, admission tickets for the Annual General Meeting will be sent to the shareholders or their nominated proxy by the registration office. Unlike registration for the Annual General Meeting, admission tickets are merely organizational aids and are not a prerequisite for participation in the Annual General Meeting or the exercise of voting rights.

Pursuant to Sec. 67 ss. 2 sentence 1 Stock Corporation Act, only those who are listed in the share register are considered shareholders of the company. As a result, the status of the entries in the share register on the day of the General Meeting is decisive for determining the right to participate as well as the number of votes the authorized participant is entitled to. For technical processing reasons, however, no changes to the share register will be carried out (“registration stop”) between the end of 29 May 2018 (“technical record date”), and the conclusion of the General Meeting. Therefore, the entry status in the share register on the day of the General Meeting will correspond to the status after the last change of registration on 29 May 2018. The registration stop does not mean the shares are blocked for disposal. Share buyers whose change of registration requests are received by the company after 29 May 2018 however, cannot de facto exercise the rights to participate and vote on the basis of these shares, unless they have obtained a power of attorney to do so or an authorization to exercise such rights. In such cases, participation and voting rights are retained by the shareholder entered in the share register until the change of registration. All buyers of the company’s shares who are not yet registered in the share register are therefore requested to submit change of registration requests in due time.

3.	Exercise of voting rights by authorized representatives

Shareholders registered in the share register may also be represented and have their voting rights exercised by an authorized representative (proxy) – for example, a bank or a shareholders’ association. The issue of the power of attorney, its cancellation and proof of the proxy authorization vis-à-vis the company are required, in principle, in text form if the power of attorney to exercise the voting right is granted neither to a bank, or an institution or company with an equivalent status pursuant to Sec. 135 ss. 10 Stock Corporation Act in conjunction with Sec. 125 ss. 5 Stock Corporation Act, nor to a shareholders’ association, or another person with an equivalent status pursuant to Sec. 135 ss. 8 Stock Corporation Act.

Registration in due time for the General Meeting is necessary to be able to issue powers of attorney (proxy authorization).

If powers of attorney to exercise voting rights are issued to banks, to institutions or companies with an equivalent status pursuant to Sec. 135 ss. 10 Stock Corporation Act in conjunction with Sec. 125 ss. 5 Stock Corporation Act or to shareholders’ associations or other persons with an equivalent status pursuant to Sec. 135 ss. 8 Stock Corporation Act, the requisite form for these is specified, where appropriate, by the recipients.

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The company also offers its shareholders the possibility of being represented by company employees appointed by the company as proxies to exercise shareholders’ voting rights at the General Meeting. These company proxies will only vote in accordance with the instructions issued to them. The power of attorney and the instructions must be sent in text form to the registration address using the options described above.

Details on how to issue a power of attorney and instructions are given in the documents sent to the shareholders.

4.	Requesting documents for the General Meeting

Requests for documents for the General Meeting, in particular the documents for Item 1 of the Agenda, can be sent to the following address:

Spark Networks SE

c/o Link Market Services GmbH

Landshuter Allee 10

80637 Munich

Germany

or by telefax to: +49 (0) 89 210 27 288

or by e-mail to: namensaktien@linkmarketservices.de

Documents for and additional information concerning the General Meeting are also accessible through the Internet at

http://investor.spark.net/shareholder-services/annual-meeting.

Furthermore, these documents will be available at the General Meeting and – if necessary – will be explained in more detail.

5.	Rights of the shareholders according to Art. 53 and Art. 56 sentence 2 and sentence 3 SE Regulation, Sec. 50 ss. 2 SEAG, Sec. 122 ss. 2, Sec. 126 ss. 1, Sec. 127, Sec. 131 ss. 1 Stock Corporation Act

Addition to the Agenda at the request of a minority according to Art. 56 sentence 2 and sentence 3 SE Regulation, Sec. 50 ss. 2 SEAG, Sec. 122 ss. 2 Stock Corporation Act

Shareholders whose aggregate shareholdings represent five percent of the share capital or the proportionate amount of € 500,000.00 (this corresponds to 500,000 non-par value shares) may request that items be placed on the Agenda and published. The request must be addressed in writing to the Administrative Board of the company and be received by the company at the latest on 5 May 2018. Please send such requests to the following address:

Spark Networks SE

- Administrative Board -

c/o Link Market Services GmbH

Landshuter Allee 10

80637 Munich

Germany

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Each new item of the Agenda must also include a reason or a resolution proposal. The publication and forwarding of requests for additions are carried out in the same way as in the convocation.

Shareholders’ counterproposals and election proposals pursuant to Art. 53 SE-Regulation, Sec. 126 ss. 1, Sec. 127 Stock Corporation Act

The company’s shareholders may submit counterproposals to the proposals of the Administrative Board on specific Agenda Items and election proposals for the election of Administrative Board members or auditors. Such proposals (with their reasons) and election proposals are to be sent solely to:

Spark Networks SE

c/o Link Market Services GmbH

Landshuter Allee 10

80637 Munich

Germany

or by telefax: +49 (0) 89 210 27 298

or by e-mail to: antraege@linkmarketservices.de

Counterproposals must stipulate a reason; this does not apply to election proposals.

Shareholders’ counterproposals and election proposals that fulfill the requirements and are received by the company at the address specified above by 21 May 2018, at the latest, will be made accessible through the website

http://investor.spark.net/shareholder-services/annual-meeting along with the name of the shareholder and, specifically in the case of counterproposals, the reason and, in the case of election proposals, the additional information to be provided by the Administrative Board pursuant to Sec. 127 sentence 4 Stock Corporation Act, as well as any comments by the Administrative Board.

The Company is not required to make a counterproposal and its reason or an election proposal accessible if one of the exclusionary elements pursuant to Sec. 126 ss. 2 Stock Corporation Act exists, for example, because the election proposal or counterproposal would lead to a resolution by the General Meeting that breaches the law or the Articles of Association or its reason apparently contains false or misleading information with regard to material points. Furthermore, an election proposal need not be made accessible if the proposal does not contain the name, the current occupation and the place of residence of the proposed person as well as his / her membership in other statutory supervisory boards. The reason for a counterproposal need not be made accessible if its total length is more than 5,000 characters.

Notice is given that counterproposals and election proposals, even if they have been submitted to the company in advance in due time, will only be considered at the General Meeting if they are submitted / put forward verbally there. The right of every shareholder to put forward counterproposals on the various Agenda Items or election proposals even without a previous submission to the company remains unchanged.

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Right to obtain information pursuant to Sec. 131 ss. 1 Stock Corporation Act

At the General Meeting, every shareholder may request information from the Administrative Board about company matters insofar as the information is required for a proper evaluation of the relevant matter on the Agenda (cf. Sec. 131 ss. 1 Stock Corporation Act). The duty to provide information covers the company’s legal and business relations with affiliated companies as well as the position of Spark Networks Group and of the companies included in the Consolidated Financial Statements of Spark Networks SE. In principle, requests for information are to be put forward at the General Meeting verbally.

The Administrative Board may refrain from answering individual questions for the reasons specified in Sec. 131 ss. 3 Stock Corporation Act, for example, if providing such information, according to sound business judgement, is likely to cause material damage to the company or an affiliated company. Pursuant to the Articles of Association, the Chair of the General Meeting, over the course of the General Meeting, may determine appropriate restrictions on the speaking time, the time for putting questions and / or the total time available in general for speaking and putting questions or for individual speakers (cf. Sec. 19 ss. 3 sentence 2 of the Articles of Association).

Additional information

Additional information on shareholders’ rights pursuant to Sec. 122 ss. 2, Sec. 126 ss. 1, Sec. 127 and Sec. 131 ss. 1 Stock Corporation Act can be found on the company’s website at

http://investor.spark.net/shareholder-services/annual-meeting.

Holders of American Depositary Shares relating to common stock of the company will receive information regarding the Annual General Meeting via the Bank of New York Mellon, New York, USA (Depositary).

6.	Notice on the company’s website

Information pursuant to Sec. 124 a Stock Corporation Act on this year’s Ordinary General Meeting is accessible on the company’s website at

http://investor.spark.net/shareholder-services/annual-meeting.

Following the General Meeting, the voting results will be announced at the same Internet address.

7.	Notice on Data Protection

On May 25, 2018, new regulations on data protection take effect in the EU. The protection and compliant processing of your personal data have high priority for us. In our data protection notice you can find detailed information about processing personal data of our shareholders. From 25 May, 2018, you will find the new data protection notice here:

http://investor.spark.net/shareholder-services/annual-meeting.

Berlin, April 2018

Spark Networks SE

The Administrative Board

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